Exhibit 99.1

I-45 SLF LLC
and Subsidiary

Consolidated Financial Statements
and
Independent Auditor’s Report

As of March 31, 2023 and 2022 and for the years ended
March 31, 2023, 2022 and 2021

Independent Auditor's Report

Board of Managers
I-45 SLF LLC

Opinion
We have audited the consolidated financial statements of I-45 SLF LLC and its subsidiary (the Company), which comprise the consolidated statements of assets, liabilities and members’ equity, including the consolidated schedules of investments, as of March 31, 2023 and 2022, the related consolidated statements of operations, changes in members’ equity and cash flows for each of the three years in the period ended March 31, 2023, and the related notes to the consolidated financial statements (collectively, the financial statements).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023 and 2022, and the results of their operations, changes in members’ equity and their cash flows for each of the three years in the period ended March 31, 2023 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•Exercise professional judgment and maintain professional skepticism throughout the audit.
•Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
•Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
•Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ RSM US LLP

Chicago, Illinois
May 12, 2023

I-45 SLF LLC
and Subsidiary
Consolidated Statements of Assets, Liabilities
and Members’ Equity

	March 31,
	2023	2022
Assets

Investments, at fair value (cost of $169,874,371 and $187,713,768, respectively)	$143,712,034	$176,704,213
Cash and cash equivalents	6,478,105	9,948,554
Due from broker	1,037,570	123,016
Deferred financing costs (net of accumulated amortization of $4,821,668 and $3,784,559, respectively)	414,844	1,451,953
Interest receivable	1,145,252	850,342
Other assets	875	65,972
	$152,788,680	$189,144,050

Liabilities and Members' Equity

Liabilities
Credit facility	$86,000,000	$114,500,000
Distributions payable	2,425,586	2,374,444
Interest payable	87,236	66,878
Accrued expenses and other liabilities	161,022	154,621
Total liabilities	88,673,844	117,095,943

Commitments and contingencies (Note 9)

Members' equity	64,114,836	72,048,107

	$152,788,680	$189,144,050

See accompanying notes to consolidated financial statements.

I-45 SLF LLC
and Subsidiary
Consolidated Schedules of Investments
March 31, 2023

Portfolio Company[6]	Industry	Investment Type[1]	Maturity Date	Current Interest Rate[2]	Principal Amount	Cost	Fair Value	Percentage of Members' Equity
AAC New Holdco Inc.	Healthcare services	First Lien	6/25/2025	18.00% PIK	$2,238,544	$2,238,544	$2,160,195	3.37%
		Delayed Draw Term Loan[4]	6/25/2025	18.00% PIK	60,154	59,202	58,049	0.09%
		304,075 shares common stock	—	—	—	1,449,126	580,964	0.91%
		Warrants (Expiration - December 11, 2025)	—	—	—	482,412	193,401	0.30%
ADS Tactical, Inc.	Aerospace & defense	First Lien	3/19/2026	L+5.75% (Floor 1.00%)	6,057,693	5,974,923	5,633,654	8.79%
American Teleconferencing Services, Ltd.[5]	Telecommunications	Revolving Loan	4/7/2023	P+5.50% (Floor 2.00%)	984,823	978,229	50,472	0.08%
		First Lien	6/8/2023	P+5.50% (Floor 2.00%)	5,597,579	5,565,782	286,877	0.45%
Burning Glass Intermediate Holding Company, Inc.	Software & IT services	Revolving Loan[3]	6/10/2028	L+5.00% (Floor 1.00%)	123,289	118,442	123,288	0.19%
		First Lien	6/10/2028	L+5.00% (Floor 1.00%)	3,157,397	3,113,130	3,157,396	4.92%
Corel, Inc.[7]	Software & IT services	First Lien	7/2/2026	SOFR+5.00%	6,439,966	6,311,392	6,049,544	9.44%
Emerald Technologies (U.S.) Acquisitionco, Inc.	Technology products & components	First Lien	12/29/2027	SOFR+6.25% (Floor 1.00%)	4,484,926	4,429,822	4,260,680	6.65%
Evergreen AcqCo 1 LP	Consumer products & retail	First Lien	4/26/2028	SOFR+5.50% (Floor 0.75%)	2,605,639	2,584,336	2,501,182	3.90%
Evergreen North America Acquisitions, LLC	Industrial services	First Lien	8/13/2026	L+6.75% (Floor 1.00%)	6,672,580	6,575,342	6,672,581	10.41%
Geo Parent Corporation	Building & infrastructure products	First Lien	12/19/2025	SOFR+5.25%	6,769,244	6,743,151	6,396,920	9.98%
Infogain Corporation	Software & IT services	First Lien	7/28/2028	SOFR+5.75% (Floor 1.00%)	4,735,577	4,678,138	4,683,486	7.30%

I-45 SLF LLC
and Subsidiary
Consolidated Schedules of Investments
March 31, 2023

Portfolio Company[6]	Industry	Investment Type[1]	Maturity Date	Current Interest Rate[2]	Principal Amount	Cost	Fair Value	Percentage of Members' Equity
Integro Parent Inc.	Business services	First Lien	5/8/2023	SOFR+12.25% PIK (Floor 1.00%)	368,811	368,810	346,695	0.54%
Intermedia Holdings, Inc.	Software & IT services	First Lien	7/21/2025	L+6.00% (Floor 1.00%)	6,607,500	6,561,763	5,087,775	7.94%
Inventus Power, Inc.	Technology products & components	First Lien	3/29/2024	SOFR +5.00% (Floor 1.00%)	6,860,000	6,835,569	6,791,399	10.59%
INW Manufacturing, LLC	Food, agriculture, & beverage	First Lien	3/25/2027	L+5.75% (Floor 0.75%)	2,775,000	2,712,583	2,391,120	3.73%
Isagenix International, LLC[5]	Consumer products & retail	First Lien	6/14/2025	L+7.75% (Floor 1.00%)	1,650,209	1,640,577	561,070	0.88%
KORE Wireless Group Inc.	Telecommunications	First Lien	12/20/2024	SOFR+5.50%	5,596,801	5,582,240	5,316,962	8.29%
Lab Logistics, LLC	Healthcare services	First Lien	9/25/2023	SOFR+7.25% (Floor 1.00%)	10,049,775	10,016,805	9,929,178	15.49%
Lash OpCo, LLC	Consumer products & retail	First Lien	3/18/2026	L+7.00% (Floor 1.00%)	6,112,587	5,998,755	5,868,085	9.15%
Lift Brands, Inc.	Consumer services	Tranche A	6/29/2025	SOFR+7.50% (Floor 1.00%)	2,476,833	2,476,832	2,427,296	3.79%
		Tranche B	6/29/2025	9.50% PIK	601,606	601,632	547,461	0.85%
		Tranche C	6/29/2025	—	564,693	564,693	513,870	0.80%
		1,051 shares common stock	—	—	—	748,600	552,953	0.86%
Lightbox Intermediate, L.P.	Software & IT services	First Lien	5/9/2026	L+5.00%	6,876,393	6,831,428	6,635,720	10.35%
LOGIX Holdings Company, LLC	Telecommunications	First Lien	12/23/2024	L+5.75% (Floor 1.00%)	4,443,350	4,431,262	3,637,991	5.67%
Mills Fleet Farm Group LLC	Consumer products & retail	First Lien	10/24/2024	L+6.25% (Floor 1.00%)	4,490,700	4,462,209	4,400,885	6.86%
National Credit Care, LLC	Consumer services	First Lien - Term Loan A	12/23/2026	L+6.50% (Floor 1.00%)	2,159,091	2,125,317	2,122,171	3.31%
		First Lien - Term Loan B	12/23/2026	L+7.50% (Floor 1.00%)	2,159,091	2,125,121	2,122,170	3.31%
NBG Acquisition, Inc.[5]	Wholesale	First Lien	4/26/2024	L+5.50% (Floor 1.00%)	2,606,250	2,592,630	78,187	0.12%
NinjaTrader, Inc.	Financial services	First Lien	12/18/2024	L+6.25% (Floor 1.00%)	5,000,000	4,939,218	5,000,000	7.80%

I-45 SLF LLC
and Subsidiary
Consolidated Schedules of Investments
March 31, 2023

Portfolio Company[6]	Industry	Investment Type[1]	Maturity Date	Current Interest Rate[2]	Principal Amount	Cost	Fair Value	Percentage of Members' Equity
Research Now Group, Inc.	Business services	First Lien	12/20/2024	L+5.50% (Floor 1.00%)	5,873,577	5,836,826	4,504,770	7.03%
Retail Services WIS Corporation	Business services	First Lien	5/20/2025	L+7.75% (Floor 1.00%)	2,826,812	2,793,391	2,742,007	4.28%
SIB Holdings, LLC	Business services	First Lien	10/29/2026	L+6.25% (Floor 1.00%)	2,928,750	2,884,429	2,840,888	4.43%
Stellant Midco, LLC	Aerospace & defense	First Lien	10/2/2028	SOFR+5.50% (Floor 0.75%)	2,265,500	2,246,704	2,172,048	3.39%
Tacala, LLC	Consumer products & retail	First Lien	2/5/2027	L+3.50% (Floor 0.75%)	989,583	949,481	973,913	1.52%
		Second Lien	2/4/2028	L+7.50% (Floor 0.75%)	6,000,000	5,958,064	5,501,280	8.58%
TEAM Services Group, LLC	Healthcare services	First Lien	12/20/2027	L+5.00% (Floor 1.00%)	6,619,754	6,582,130	6,454,260	10.07%
U.S. TelePacific Corp.	Telecommunications	First Lien	5/1/2026	SOFR+1.00%, 7.25% PIK (Floor 1.00%)	5,635,000	5,634,999	1,479,187	2.31%
Veregy Consolidated, Inc.	Environmental services	First Lien	11/3/2027	L+6.00% (Floor 1.00%)	1,955,000	1,950,885	1,683,255	2.63%
Vida Capital, Inc.	Financial services	First Lien	10/1/2026	L+6.00%	3,265,000	3,236,194	2,407,937	3.76%
Wahoo Fitness Acquisition, LLC[5]	Consumer products & retail	First Lien	8/14/2028	SOFR+5.75% (Floor 1.00%)	4,875,000	4,751,309	2,071,876	3.23%
YS Garments, LLC	Consumer products & retail	First Lien	8/9/2026	L+7.50% (Floor 1.00%)	4,156,593	4,131,944	3,740,936	5.83%
Total Investments						$169,874,371	$143,712,034	224.15%

(1)Corporate bank loans and common stock and warrants represent 222.1% and 2.1%, respectively, of Members' Equity as of March 31, 2023.
(2)The majority of investments bear interest at a rate that may be determined by reference to London Interbank Offered Rate (“LIBOR” or “L”), Secured Overnight Financing Rate ("SOFR") or Prime (“P”) which reset daily, monthly, quarterly, or semiannually. For each, the Company has provided the spread over LIBOR, SOFR or Prime and the current interest rate in effect at March 31, 2023.  Certain investments are subject to an interest rate floor. Certain investments, as noted, accrue payment-in-kind ("PIK") interest. SOFR based contracts may include a credit spread adjustment (the "Adjustment") that is charged in addition to the stated spread. The Adjustment is applied when the SOFR rate, plus the Adjustment, exceeds the stated floor rate, as applicable. As of March 31, 2023, SOFR based contracts in the portfolio had Adjustments ranging from 0.10% to 0.26161%.
(3)The investment has approximately $246.6 thousand in an unfunded revolver commitment as of March 31, 2023.
(4)The investment has approximately $43.8 thousand in an unfunded delayed draw commitment as of March 31, 2023.
(5)Investment was on non-accrual status as of March 31, 2023, meaning the Company has ceased to recognize interest income on the investment.
(6)All portfolio companies are domiciled in the United States, unless otherwise noted.
(7)The company is domiciled in Canada.
See accompanying notes to consolidated financial statements.

I-45 SLF LLC
and Subsidiary
Consolidated Schedules of Investments
March 31, 2022

Portfolio Company[6]	Industry	Investment Type[1]	Maturity Date	Current Interest Rate[2]	Principal Amount	Cost	Fair Value	Percentage of Members' Equity
AAC New Holdco Inc.	Healthcare services	First Lien	6/25/2025	10.00%, 8.00% PIK	$1,899,255	$1,899,255	$1,832,781	2.54%
		304,075 shares common stock	—	—	—	1,449,127	1,449,127	2.01%
		Warrants (Expiration - December 11, 2025)	—	—	—	482,412	482,412	0.67%
ADS Tactical, Inc.	Aerospace & defense	First Lien	3/19/2026	L+5.75% (Floor 1.00%)	6,394,231	6,283,162	6,133,122	8.51%
American Teleconferencing Services, Ltd.[5]	Telecommunications	Revolving Loan	6/30/2022	P+5.50% (Floor 2.00%)	1,027,491	1,020,896	63,855	0.09%
		First Lien	6/8/2023	P+5.50% (Floor 2.00%)	5,597,579	5,565,782	307,867	0.43%
ATX Networks (Toronto) Corporation[7]	Technology products & components	First Lien	9/1/2026	L+7.50%, (Floor 1.00%)	2,616,688	2,610,076	2,498,937	3.47%
		Senior Subordinated Debt	9/1/2028	10.00% PIK	1,080,726	1,080,726	729,490	1.01%
		196 Class A units	—	—	—	—	—	—%
Burning Glass Intermediate Holding Company, Inc.	Software & IT services	Revolving Loan[3]	6/10/2028	L+5.00% (Floor 1.00%)	73,973	67,463	67,463	0.09%
		First Lien	6/10/2028	L+5.00% (Floor 1.00%)	3,189,452	3,139,669	3,189,452	4.43%
Corel, Inc.[7]	Software & IT services	First Lien	7/2/2026	L+5.00%	6,802,781	6,649,975	6,804,924	9.44%
Emerald Technologies (U.S.) Acquisitionco, Inc.	Technology products & components	First Lien	12/29/2027	SOFR +6.25% (Floor 1.00%)	3,125,000	3,063,410	3,078,125	4.27%
Evergreen AcqCo 1 LP	Consumer products & retail	First Lien	4/26/2028	L+5.50% (Floor 0.75%)	4,179,000	4,142,649	4,158,105	5.77%
Evergreen North America Acquisitions, LLC	Industrial services	First Lien	8/13/2026	L+6.75% (Floor 1.00%)	6,740,323	6,622,570	6,740,323	9.36%
Geo Parent Corporation	Building & infrastructure products	First Lien	12/19/2025	L+5.25%	6,839,744	6,809,224	6,805,545	9.45%

I-45 SLF LLC
and Subsidiary
Consolidated Schedules of Investments
March 31, 2022

Portfolio Company[6]	Industry	Investment Type[1]	Maturity Date	Current Interest Rate[2]	Principal Amount	Cost	Fair Value	Percentage of Members' Equity
GS Operating, LLC	Distribution	First Lien	1/3/2028	SOFR +6.00% (Floor 0.75%)	4,987,500	4,891,052	4,987,500	6.92%
Infogain Corporation	Software & IT services	First Lien	7/28/2028	L+5.75% (Floor 1.00%)	4,783,654	4,718,780	4,769,303	6.62%
InfoGroup Inc.	Software & IT services	First Lien	4/3/2023	L+5.00% (Floor 1.00%)	2,850,000	2,845,252	2,703,938	3.75%
Integro Parent Inc.	Business services	First Lien	10/28/2022	L+5.75% (Floor 1.00%)	3,217,460	3,208,400	3,043,187	4.22%
Intermedia Holdings, Inc.	Software & IT services	First Lien	7/21/2025	L+6.00% (Floor 1.00%)	5,676,508	5,658,733	5,638,192	7.83%
Inventus Power, Inc.	Technology products & components	First Lien	3/29/2024	SOFR +5.00% (Floor 1.00%)	6,930,000	6,883,970	6,791,400	9.43%
INW Manufacturing, LLC	Food, agriculture, & beverage	First Lien	3/25/2027	L+5.75% (Floor 0.75%)	2,925,000	2,867,256	2,866,500	3.98%
Isagenix International, LLC	Consumer products & retail	First Lien	6/14/2025	L+5.75% (Floor 1.00%)	1,684,740	1,677,192	1,087,558	1.51%
KORE Wireless Group Inc.	Telecommunications	First Lien	12/20/2024	L+5.50%	4,657,831	4,638,860	4,640,364	6.44%
Lab Logistics, LLC	Healthcare services	First Lien	9/25/2023	L+7.25% (Floor 1.00%)	6,242,038	6,212,419	6,242,038	8.66%
Lash OpCo, LLC	Consumer products & retail	First Lien	3/18/2026	L+7.00% (Floor 1.00%)	4,987,500	4,880,990	4,877,775	6.77%
		Delayed Draw Term Loan[4]	3/18/2026	L+7.00% (Floor 1.00%)	1,186,957	1,151,855	1,160,843	1.61%
Lift Brands, Inc.	Consumer services	Tranche A	6/29/2025	L+7.50% (Floor 1.00%)	2,502,042	2,502,042	2,251,838	3.13%
		Tranche B	6/29/2025	9.50% PIK	583,177	583,177	437,383	0.61%
		Tranche C	6/29/2025	—	564,693	564,693	423,519	0.59%
		1,051 shares common stock	—	—	—	748,600	748,600	1.04%
Lightbox Intermediate, L.P.	Software & IT services	First Lien	5/9/2026	L+5.00%	4,947,836	4,913,508	4,873,619	6.76%
LOGIX Holdings Company, LLC	Telecommunications	First Lien	12/23/2024	L+5.75% (Floor 1.00%)	5,826,004	5,807,333	5,491,009	7.62%
Mills Fleet Farm Group LLC	Consumer products & retail	First Lien	10/24/2024	L+6.25% (Floor 1.00%)	4,623,125	4,583,904	4,623,125	6.42%

I-45 SLF LLC
and Subsidiary
Consolidated Schedules of Investments
March 31, 2022

Portfolio Company[6]	Industry	Investment Type[1]	Maturity Date	Current Interest Rate[2]	Principal Amount	Cost	Fair Value	Percentage of Members' Equity
National Credit Care, LLC	Consumer services	First Lien - Term Loan A	12/23/2026	L+6.50% (Floor 1.00%)	2,500,000	2,452,711	2,482,500	3.45%
	First Lien - Term Loan B	First Lien - Term Loan B	12/23/2026	L+7.50% (Floor 1.00%)	2,500,000	2,452,711	2,482,500	3.45%
NBG Acquisition, Inc.	Wholesale	First Lien	4/26/2024	L+5.50% (Floor 1.00%)	2,662,500	2,646,932	1,807,172	2.51%
NinjaTrader, Inc.	Financial services	First Lien	12/18/2024	L+6.25% (Floor 1.00%)	5,000,000	4,908,403	5,000,000	6.94%
NorthStar Group Services, Inc.	Environmental services	First Lien	11/9/2026	L+5.50% (Floor 1.00%)	2,961,290	2,947,702	2,950,185	4.09%
Research Now Group, Inc.	Business services	First Lien	12/20/2024	L+5.50% (Floor 1.00%)	4,935,567	4,935,567	4,861,015	6.75%
Retail Services WIS Corporation	Business services	First Lien	5/20/2025	L+7.75% (Floor 1.00%)	2,958,524	2,912,186	2,914,146	4.04%
SIB Holdings, LLC	Business services	First Lien	10/29/2026	L+6.00% (Floor 1.00%)	3,000,000	2,945,060	2,958,000	4.11%
Stellant Midco, LLC	Aerospace & defense	First Lien	10/2/2028	L+5.50% (Floor 0.75%)	2,288,500	2,267,212	2,254,173	3.13%
Tacala, LLC	Consumer products & retail	Second Lien	2/7/2028	L+7.50% (Floor 0.75%)	5,000,000	4,991,330	4,943,750	6.86%
TEAM Services Group, LLC	Healthcare services	First Lien	12/20/2027	L+5.00% (Floor 1.00%)	6,687,303	6,643,981	6,637,148	9.21%
TestEquity, LLC	Capital equipment	First Lien	4/28/2022	L+6.25% (Floor 1.00%)	3,804,805	3,804,239	3,804,805	5.28%
		First Lien - Term Loan B	4/28/2022	L+6.25% (Floor 1.00%)	941,707	941,561	941,707	1.31%
UniTek Global Services, Inc.	Telecommunications	First Lien	8/20/2024	L+5.50%, 2.00% PIK (Floor 1.00%)	2,814,048	2,802,007	2,626,913	3.65%
U.S. TelePacific Corp.	Telecommunications	First Lien	5/1/2026	L+1.00%, 7.25% PIK (Floor 1.00%)	5,239,140	5,239,140	3,714,550	5.16%
Veregy Consolidated, Inc.	Environmental services	First Lien	11/3/2027	L+6.00% (Floor 1.00%)	1,975,000	1,970,150	1,935,500	2.69%
Vida Capital, Inc.	Financial services	First Lien	10/1/2026	L+6.00%	3,565,000	3,530,511	3,282,777	4.56%
Wahoo Fitness Acquisition, LLC	Consumer products & retail	First Lien	8/14/2028	L+5.75% (Floor 1.00%)	4,968,750	4,833,270	4,869,375	6.76%

I-45 SLF LLC
and Subsidiary
Consolidated Schedules of Investments
March 31, 2022

Portfolio Company[6]	Industry	Investment Type[1]	Maturity Date	Current Interest Rate[2]	Principal Amount	Cost	Fair Value	Percentage of Members' Equity
YS Garments, LLC	Consumer products & retail	First Lien	8/9/2024	L+5.50% (Floor 1.00%)	4,281,594	4,264,683	4,238,778	5.88%

Total Investments						$187,713,768	$176,704,213	245.26%

(1)Corporate bank loans and common stock and warrants represent 241.5% and 3.7%, respectively, of Members' Equity as of March 31, 2022.
(2)The majority of investments bear interest at a rate that may be determined by reference to London Interbank Offered Rate (“LIBOR” or “L”), Secured Overnight Financing Rate ("SOFR") or Prime (“P”)) which reset daily, monthly, quarterly, or semiannually. For each the Company has provided the spread over LIBOR, SOFR or Prime and the current interest rate in effect at March 31, 2022.  Certain investments are subject to an interest rate floor. Certain investments, as noted, accrue payment-in-kind ("PIK") interest.
(3)The investment has approximately $0.3 million in an unfunded revolver commitment as of March 31, 2022.
(4)The investment has approximately $0.8 million in an unfunded delayed draw commitment as of March 31, 2022.
(5)Investment was on non-accrual status as of March 31, 2022, meaning the Company has ceased to recognize interest income on the investment. The current interest rate and terms disclosed on investments on non-accrual reflect the terms at the time of placement on non-accrual status.
(6)All portfolio companies are domiciled in the United States, unless otherwise noted.
(7)The company is domiciled in Canada.

See accompanying notes to consolidated financial statements.

I-45 SLF LLC
and Subsidiary
Consolidated Statements of Operations

	Years Ended March 31,
	2023	2022	2021
Investment income
Interest income	$16,537,219	$12,614,627	$13,503,215
Dividend income	—	6,049	—
Fees and other income	376,940	183,154	426,418
Total investment income	16,914,159	12,803,830	13,929,633

Expenses
Interest expense	7,302,023	3,819,893	4,236,991
Administrative fee	100,130	125,298	118,416
Professional fees and other	139,949	220,781	209,783
Total expenses	7,542,102	4,165,972	4,565,190

Net investment income	9,372,057	8,637,858	9,364,443

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on investments	1,223,803	1,047,337	(15,312,952)
Net change in unrealized (depreciation) appreciation on investments	(15,152,771)	(4,569,244)	30,467,391
Net (loss) gain on investments	(13,928,968)	(3,521,907)	15,154,439

Net (decrease) increase in members' equity resulting from operations	$(4,556,911)	$5,115,951	$24,518,882

See accompanying notes to consolidated financial statements.

I-45 SLF LLC
and Subsidiary
Consolidated Statements of Changes in Members' Equity

	Years Ended March 31,
	2023	2022	2021

Members' equity beginning balance	$72,048,107	$71,573,341	$49,779,446
Contributions	6,000,000	4,000,000	16,000,000
Distributions	(9,376,360)	(8,641,185)	(18,724,987)
	68,671,747	66,932,156	47,054,459

Net increase in members' equity resulting from operations:
Net investment income	9,372,057	8,637,858	9,364,443
Net realized gain (loss) on investments	1,223,803	1,047,337	(15,312,952)
Net change in unrealized (depreciation) appreciation on investments	(15,152,771)	(4,569,244)	30,467,391
Net (decrease) increase in members' equity resulting from operations	(4,556,911)	5,115,951	24,518,882

Members' equity ending balance	$64,114,836	$72,048,107	$71,573,341

See accompanying notes to consolidated financial statements.

I-45 SLF LLC
and Subsidiary
Consolidated Statements of Cash Flows

	Years Ended March 31,
	2023	2022	2021
Cash flows from operating activities
Net (decrease) increase in members' equity resulting from operations	$(4,556,911)	$5,115,951	$24,518,882
Adjustments to reconcile net increase (decrease) in members' equity resulting from operations to net cash provided by (used in) operating activities:
Net realized (gain) loss on investments	(1,203,361)	(1,047,337)	15,312,952
Net change in unrealized depreciation (appreciation) on investments	15,152,771	4,569,244	(30,467,391)
Amortization of premiums and discounts on investments	(443,918)	(393,573)	(502,920)
Amortization of deferred financing costs	1,037,109	820,017	934,097
Purchases of investments	(16,450,381)	(75,778,732)	(40,196,036)
Proceeds from sales and repayments of debt investments	35,875,329	57,552,349	62,539,176
Proceeds from sales and return of capital of equity investments	1,173,049	3,601,813	—
Payment-in-kind interest and dividends	(1,111,310)	(856,791)	(177,092)
Changes in operating assets and liabilities:
Due from broker	(914,554)	29,433	(114,142)
Interest receivable	(294,910)	(297,380)	523,388
Other Assets	65,097	(10,500)	(36,981)
Payable for securities purchased	—	(13,071,599)	13,071,599
Interest payable	20,358	27,675	(56,300)
Accrued expenses and other liabilities	6,401	(17,074)	46,401
Net cash provided by (used in) operating activities	28,354,769	(19,756,504)	45,395,633

Cash flows from financing activities
Borrowings under credit facility	14,500,000	56,000,000	18,000,000
Repayments of credit facility	(43,000,000)	(32,500,000)	(52,000,000)
Deferred financing costs paid	—	(26,715)	(1,102,765)
Capital contributions	6,000,000	4,000,000	16,000,000
Distributions	(9,325,218)	(8,186,826)	(19,613,373)
Net cash (used in) provided by financing activities	(31,825,218)	19,286,459	(38,716,138)

Net change in cash and cash equivalents	(3,470,449)	(470,045)	6,679,495
Cash and cash equivalents, beginning of period	9,948,554	10,418,599	3,739,104
Cash and cash equivalents, end of period	$6,478,105	$9,948,554	$10,418,599

Supplemental disclosure of cash flow information
Cash paid during the period for interest	$5,871,220	$2,983,211	$3,357,055
Supplemental disclosure of noncash financing activities
Distributions payable	$2,425,586	$2,374,444	$1,920,085

See accompanying notes to consolidated financial statements.

I-45 SLF LLC
and Subsidiary
Notes to Consolidated Financial Statements

1. ORGANIZATION AND BASIS OF PRESENTATION
ORGANIZATION

I-45 SLF LLC and Subsidiary (the “Company”) was organized as a Delaware limited liability company on September 3, 2015 by the filing of a certificate of formation (the “Certificate”) with the Office of the Secretary of State of the State of Delaware under and pursuant to the Delaware Limited Liability Company Act (the “Act”). The Company is a joint venture between Main Street Capital Corporation and Capital Southwest Corporation. Capital Southwest Corporation owns 80.0% of the Company and has a current profits interest of 78.25%, while Main Street Capital Corporation owns 20.0% and has a current profits interest of 21.75%. The initial equity capital commitment to the Company totaled $85 million, consisting of $68 million from Capital Southwest Corporation and $17 million from Main Street Capital Corporation. On April 30, 2020, each of Capital Southwest Corporation and Main Street Capital Corporation made an additional equity capital commitment of $12.8 million and $3.2 million, respectively, which resulted in a total equity capital commitment to the Company of $80.8 million and $20.2 million, respectively. On March 25, 2021, the Company declared a return of capital dividend to its members in the amount of $10 million. On January 19, 2023, the Company called $6.0 million in equity capital from its members. As of March 31, 2023, total funded equity capital totaled $101.0 million, consisting of $80.8 million from Capital Southwest Corporation and $20.2 million from Main Street Capital Corporation. The Company's Board of Managers makes all investment and operational decisions for the fund, and consists of equal representation from Capital Southwest Corporation and Main Street Capital Corporation.

On March 11, 2021, Capital Southwest Corporation and Main Street Capital Corporation entered into the Second Amended and Restated Limited Liability Company Operating Agreement (the "Amendment"), which increased Capital Southwest Corporation's profits interest from (a) 75.6% to (b) an amount equal to: (i) 76.26250% as of the date of the Amendment through the quarter ended March 31, 2021; (ii) 76.9250% for the quarter ending June 30, 2021; (iii) 77.58750% for the quarter ending September 30, 2021; and (iv) 78.250% for the quarter ending December 31, 2021 and periods thereafter.

On September 18, 2015, the Company’s wholly-owned and consolidated subsidiary, I-45 SPV LLC (the “SPV”) was organized as a Delaware limited liability company by the filing of a certificate of formation with the Office of the Secretary of State of the State of Delaware. The Company is the sole equity member of the SPV. All intercompany balances and transactions have been eliminated in consolidation.

The registered agent and office of the Company required by the Act to be maintained in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. The principal office of the Company shall be located at such place within or without the State of Delaware, and the Company shall maintain such records, as the Members shall determine from time to time.

BASIS OF PRESENTATION
The accounting and reporting policies of the Company conform with U.S. generally accepted accounting principles (“U.S. GAAP”) as detailed in the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”). The Company is an investment company and follows the accounting and reporting guidance in FASB Topic 946 - Financial Services - Investment Companies (“ASC Topic 946”). Financial statements prepared on a U.S. GAAP basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
INVESTMENTS
Investment transactions are accounted for on a trade-date basis. Premiums and discounts are amortized over the lives of the respective debt securities using the effective interest method. Investments that are held by the Company are stated at fair value in accordance with ASC Topic 820 - Fair Value Measurements and Disclosures (“ASC Topic 820”).

Realized gains or losses are measured by the difference between the net proceeds from the sale or redemption of an investment and the cost basis of the investment, without regard to unrealized appreciation or depreciation previously recognized, and includes investments written-off during the year net of recoveries and realized gains or losses from in-kind redemptions. Net change in unrealized appreciation or depreciation reflects the net change in the fair value of the investment portfolio and the reclassification of any prior period unrealized appreciation or depreciation on exited investments and financial instruments to realized gains or losses.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents, which consist of cash and highly liquid investments with an original maturity of three months or less at the date of purchase, are carried at cost, which approximates fair value. Cash may be held in a money market fund from time to time, which is a Level 1 security.

In the normal course of business, the Company maintains its cash and cash equivalent balances in financial institutions, which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

DEFERRED FINANCING COSTS
Deferred financing costs include commitment fees and other costs related to the Company’s credit facility (the “Credit Facility”, as discussed further in Note 4). These costs have been capitalized and are amortized into interest expense over the term of the individual instrument.

INTEREST INCOME

Interest income is recorded as earned on the accrual basis and includes amortization of premiums or accretion of discounts. In accordance with the Company’s valuation policy, accrued interest receivables are evaluated periodically for collectability. When the Company does not expect the debtor to be able to service all of its debt or other obligations, the Company will generally establish a reserve against interest income receivable, thereby placing the loan or debt security on non-accrual status, and cease to recognize interest income on that loan or debt security until the borrower has demonstrated the ability and intent to pay contractual amounts due. If a loan or debt security’s status significantly improves regarding the ability to service debt or other obligations, it will be restored to accrual basis. As of March 31, 2023, the Company had four investments on non-accrual status, which represented approximately 2.1% of the total investment portfolio's fair value and approximately 9.1% of its cost. As of March 31, 2022, the Company had one investment on non-accrual status, which represented 0.2% of the total investment portfolio's fair value and approximately 3.5% of its cost.

EXPENSES

Unless otherwise voluntarily or contractually assumed by the Board of Managers or another party, the Company bears all expenses incurred in its business including, but not limited to, the following: all costs and expenses related to investment transactions and positions for the Company, legal fees, accounting, auditing and tax preparation fees, recordkeeping and custodial fees, costs of computing the Company’s members’ equity, research expenses, costs of registration expenses, all costs with respect to communications with members, and other types of expenses as may be approved from time to time.

INCOME TAXES

The Company is organized and operates as a limited liability company and is not subject to income taxes as a separate entity. Such taxes are the responsibility of the individual members. Accordingly, no provision for income taxes has been made in the Company’s financial statements. Investments in foreign securities may result in foreign taxes being withheld by the issuer of such securities.

For the current open tax year and for all major jurisdictions, management of the Company has evaluated the tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions will “more-likely-than-not” be sustained by the Company upon challenge by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold and that would result in a tax benefit or expense to the Company would be recorded as a tax benefit or expense in the current year. For each of the three tax years ended December 31, 2022, 2021 and 2020 the Company determined that it did not have any uncertain tax positions. Generally, the Company is subject to income tax examinations by major taxing authorities during the three years ended December 31, 2019 through 2021.

RECENTLY ISSUED OR ADOPTED ACCOUNTING STANDARDS

In March 2020, the FASB issued ASU 2020-04, "Reference rate reform (Topic 848)—Facilitation of the effects of reference rate reform on financial reporting." The amendments in this update provide optional expedients and exceptions for applying U.S. GAAP to certain contracts and hedging relationships that reference LIBOR or another reference rate expected to be discontinued due to reference rate reform and became effective upon issuance for all entities. The Company has agreements that have LIBOR as a reference rate with certain portfolio companies and certain lenders. Many of these agreements include an alternative successor rate or language for choosing an alternative successor rate when LIBOR reference is no longer considered to be appropriate. With respect to other agreements, the Company intends to work with its portfolio companies and certain lenders to modify agreements to choose an alternative successor rate. Contract modifications are required to be evaluated in determining whether the modifications result in the establishment of new contracts or the continuation of existing contracts. On December 21, 2022 the FASB issued ASU 2022-06 "Reference rate reform (Topic 848)—Deferral of the Sunset Date of Topic 848," which defers the sunset date of ASC 848 until December 31, 2023. ASU 2022-06 became effective upon issuance. The expedients and exceptions provided by the amendments do not apply to contract modifications and hedging relationships entered into or evaluated after December 31, 2024, except for hedging transactions as of December 31, 2024, that an entity has elected certain optional expedients for and that are retained through the end of the hedging relationship. The Company does not believe it will have a material impact on its consolidated financial statements or its disclosure and did not utilize the optional expedients and exceptions provided by ASU 2020-04 during the year ended March 31, 2023.

In June 2022, the FASB issued ASU 2022-03, “Fair Value Measurement (Topic 820) - Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions,” which was issued to (1) clarify the guidance in Topic 820, Fair Value Measurement, when measuring the fair value of an equity security subject to contractual restrictions that prohibit the sale of an equity security, (2) amend a related illustrative example, and (3) introduce new disclosure requirements for equity securities subject to contractual sale restrictions that are measured at fair value in accordance with Topic 820. The new guidance is effective for interim and annual periods beginning after December 15, 2024. The Company is currently evaluating the impact of the new standard on the Company's consolidated financial statements and related disclosures and does not believe it will have a material impact on its consolidated financial statements or its disclosure.

3. FAIR VALUE MEASUREMENTS

ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date under current market conditions. The fair value of the Company’s investments is determined as of the close of business at the end of each reporting period (“Valuation Date”) in conformity with the guidance on fair value measurements and disclosures under U.S. GAAP.

The inputs used to determine the fair value of the Company’s investments are summarized in the three broad levels listed below:

•Level 1- unadjusted quoted prices in active markets for identical investments
•Level 2- investments with other significant observable inputs (including quoted prices for similar securities, interest rates, prepayments speeds, credit risk, etc.)
•Level 3- investments with significant unobservable inputs (including the Company’s own assumptions in determining the fair value of investments)

The Company establishes valuation processes and procedures to ensure the valuation methodologies for investments categorized within Level 3 of the fair value hierarchy are fair, consistent, and verifiable. The Company designates the Board of Managers to oversee the entire valuation process of Level 3 investments. The Board of Managers is responsible for developing the Company’s valuation processes and procedures, conducting periodic reviews of the valuation policies, and evaluating the overall fairness and consistent application of the valuation policies. Additionally, the Board of Managers is responsible for reviewing and approving the valuation determinations, as well as determining the levels of the fair value hierarchy in which the investments fall.

The Board of Managers meets on a quarterly basis, or more frequently as needed, to determine the valuations of Level 3 investments. Valuations determined by the Board of Managers are required to be supported by market data, third-party pricing sources, industry accepted pricing models, counterparty prices, or other methods the Board of Managers deems to be appropriate, including the use of internal proprietary pricing models. The Company, along with the Board of Managers, periodically reviews the valuations of Level 3 investments, and if necessary, recalibrates its valuation procedures.

Investments currently held by the Company are generally valued as follows:

Securities that are listed on a recognized exchange are valued at their last available public sales price. Securities that are listed on more than one national securities exchange are valued at the last quoted sales price on the primary exchange on which the security is listed. If a security was not traded on the primary exchange on the valuation date, such security is valued at the last quoted sales price on the next most active market, if the Board of Managers determines the price to be representative of fair value. Investments that are not listed on an exchange but are traded over-the-counter are generally valued using independent pricing services. These pricing services may use the broker quotes or models that consider such factors as issue type, coupon rate, maturity, rating, prepayment speed, yield, or prices of comparable quality, when pricing securities.

In the case of investments not priced by independent pricing services, the Board of Managers will endeavor to obtain market maker quotes. For both long and short positions, the average of all “bid” and “asked” quotations is generally used.

The fair value determination of the Company’s investments consists of a combination of observable inputs in non-active markets and unobservable inputs. The observable inputs are not always sufficient to determine the fair value of these investments. As a result, all investments currently held by the Company are categorized as Level 3 under ASC 820.

The following table summarizes the valuation techniques and significant unobservable inputs used for the Company’s investments that are categorized within Level 3 of the fair value hierarchy as of March 31, 2023 and 2022:

Type of Investment	Fair Value at March 31, 2023	Valuation Technique	Unobservable Input	Range

Corporate bank loans	$79,760,373	Income Approach	Broker Quotes	3.0 - 98.4
	62,624,344	Income Approach	Discount Rate	8.2% - 16.7%
Common stock and warrants	1,327,317	Enterprise Value Waterfall Analysis	Discount Rate	12.1% - 20.0%
		Enterprise Value Waterfall Analysis	EBITDA Multiple	9.0x - 10.0x
	$143,712,034

Type of Investment	Fair Value at March 31, 2022	Valuation Technique	Unobservable Input	Range

Corporate bank loans	$107,165,687	Income Approach	Broker Quotes	5.5 - 100.0
	57,124,375	Income Approach	Discount Rate	7.3% - 20.0%
	9,734,012	Market Approach	Exit Value	100.0 - 100.0
Common stock and warrants	2,680,139	Enterprise Value Waterfall Analysis	Discount Rate	11.6% - 20.0%
		Enterprise Value Waterfall Analysis	EBITDA Multiple	9.0x - 11.1x
	$176,704,213

The Board of Managers will evaluate the valuation hierarchy and make changes when necessary. The Company discloses transfers between levels based on valuations at the end of the reporting period. There were no transfers between levels for the years ended March 31, 2023 and 2022. The inputs or methodology used for valuing investments are not necessarily an indication of the risk associated with investing in those investments.

The following is a summary categorization, as of March 31, 2023, of the Company’s investments based on the level of inputs utilized in determining the value of such investments:

	Level 1	Level 2	Level 3	Total
Investments (at fair value)
Corporate bank loans	$—	$—	$142,384,717	$142,384,717
Common stock and warrants	—	—	1,327,317	1,327,317
Total investments	—	—	143,712,034	143,712,034

Cash equivalents - money market fund	3,074,055	—	—	3,074,055

	$3,074,055	$—	$143,712,034	$146,786,089

The following is a summary categorization, as of March 31, 2022, of the Company’s investments based on the level of inputs utilized in determining the value of such investments:

	Level 1	Level 2	Level 3	Total
Investments (at fair value)
Corporate bank loans	$—	$—	$174,024,074	$174,024,074
Common stock and warrants	—	—	2,680,139	2,680,139
Total investments	—	—	176,704,213	176,704,213

Cash equivalents - money market fund	1,549,246	—	—	1,549,246

	$1,549,246	$—	$176,704,213	$178,253,459

Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets within the Level 3 category may include changes in fair value that were attributable to both observable and unobservable inputs. For the years ended March 31, 2023 and 2022, the Company purchased $16,450,381 and $75,778,732, respectively, of new investments of corporate bank loans classified as Level 3 investments in the fair value hierarchy.

4. CREDIT FACILITY
The Company closed on a $75.0 million 5-year senior secured credit facility with Deutsche Bank AG (the “Credit Facility”) in the period ended March 31, 2016. The Company maintains the Credit Facility to provide additional liquidity to support its investment and operational activities. This facility includes an accordion feature which allows the Company to achieve leverage of up to 2x debt-to-equity. The Credit Facility initially bore interest on a per annum basis at a rate equal to the applicable LIBOR rate plus 2.50%. During the year ended March 31, 2017, the Company increased credit facility commitments outstanding by an additional $90.0 million by adding three additional lenders to the syndicate, bringing total debt commitments to $165.0 million. In July 2017, the Credit Facility was amended to extend the maturity to July 2022 and to reduce the interest rate on borrowings to LIBOR plus 2.40%. In November 2019, the Credit Facility was further amended to extend the maturity to November 2024 and to reduce the interest rate on borrowings to LIBOR rate plus 2.25%.
On April 30, 2020, the Credit Facility was amended to permanently reduce the Credit Facility amount through a prepayment of $15.0 million and to change the minimum utilization requirements. On March 25, 2021, the Credit Facility was amended to extend the maturity to March 25, 2026 and to reduce the interest rate on borrowings to LIBOR plus 2.15%.
On March 30, 2023, the Credit Facility was further amended to permanently reduce the Credit Facility amount to $100.0 million in total debt commitments and replace LIBOR with Term SOFR as the reference interest rate. After giving effect to the amendment, the interest rate on borrowings is Term SOFR rate plus 2.41%.
The Company pays an administrative agent fee of 0.25% per annum and unused fees of 0.35% per annum on the unused lender commitments under the Credit Facility. The Credit Facility is secured by a first lien on the assets of the

Company. The Credit Facility contains certain affirmative and negative covenants, including but not limited to maintenance of a borrowing base.
At March 31, 2023 and 2022, the Company had $86.0 million and $114.5 million, respectively, in borrowings outstanding under the Credit Facility. The Company recognized interest expense related to the Credit Facility, including unused commitment fees, administrative agent fees and amortization of deferred loan costs, of approximately $7.3 million, $3.8 million, and $4.2 million respectively, for the years ended March 31, 2023, 2022, and 2021. The weighted average interest rate on the Credit Facility was 5.48% and 2.40%, respectively, for the years ended March 31, 2023 and 2022. Average borrowings for the years ended March 31, 2023 and 2022 were $104.2 million and $102.9 million, respectively.
A summary of the Company's contractual payment obligations for the repayment of outstanding indebtedness at March 31, 2023 is as follows:

	Years Ending March 31,
	2024	2025	2026	2027	2028	Thereafter	Total
Credit Facility	$—	$—	$86,000	$—	$—	$—	$86,000

5. ALLOCATION OF PROFITS AND LOSSES
For each fiscal year, profits or net losses of the Company are allocated among and credited to or debited against the capital accounts of the members as of the last day of each fiscal year in accordance with the Limited Liability Company Agreement (the “LLC Agreement”). Net profits or net losses are allocated after giving effect for any initial or additional applications for interests or any repurchases of interests. Net investment income, realized gains and losses, and unrealized gains or losses are allocated to the members pro rata in accordance with their profit percentages, as defined in the LLC Agreement. Net profits or net losses are measured as the net change in the value of the members’ equity in the Company, including any change in unrealized appreciation or depreciation of investments and income, net of expenses, and realized gains or losses during a fiscal year.
Each quarter a cash distribution may be made to the members, which is generally equivalent to estimated net investment income. The distribution policy is subject to change by the Board of Managers based on business and market conditions at any time. Distributions are recorded on the declaration date and are generally paid to the members subsequent to each quarter end.

6. DUE FROM BROKERS

The Company conducts business with brokers for its investment activities. The clearing and depository operations for the investment activities are performed pursuant to agreements with the brokers. The Company is subject to credit risk to the extent any broker with whom the Company conducts business is unable to deliver cash balances or securities, or clear security transactions on the Company’s behalf. The Company monitors the financial condition of the brokers with which the Company conducts business and believes the likelihood of loss under the aforementioned circumstances is remote. At March 31, 2023 and 2022, the balance in due from brokers is cash of approximately $1.0 million and $0.1 million, respectively.

7. ADMINISTRATION AGREEMENT

In consideration for administrative, accounting, and recordkeeping services, the Company engaged US Bancorp Fund Services, LLC ("USBFS") for the years ended March 31, 2022 and March 31, 2021. Effective April 1, 2022, the Company terminated its administration agreement with USBFS and entered into an administration agreement with Capital Southwest Corporation (the "Administrator").

The Company paid USBFS a quarterly administration fee, which was calculated based on the quarter end invested assets. For the year ended March 31, 2022, the Company had incurred $125.3 thousand in administration fees, of which $31.6 thousand were payable at the end of the year. For the year ended March 31, 2021, the Company had incurred $118.4 thousand in administration fees, of which $28.5 thousand were payable at the end of the year.

Effective April 1, 2022, the Company pays the Administrator an annual administration fee, which is set as the lesser of (a) $100 thousand and (b) the invested assets par value multiplied by six basis points. For the year ended March 31, 2023, the Company had incurred $100.1 thousand in administration fees, of which $25.0 thousand were payable at the end of the year.

USBFS is affiliated with a broker, U.S. Bank, through which the Company transacts operations. At March 31, 2023, cash and cash equivalents in the amount of $6.5 million are held with U.S. Bank. At March 31, 2022, cash and cash equivalents in the amount of $9.9 million are held by U.S. Bank.

8. RELATED PARTY TRANSACTIONS

The Administrator is a member of the Company. The Administrator owns 80.0% of the Company and has a current profits interest of 78.25%. The administration agreement effective April 1, 2022 was approved by the Company's Board of Managers. As of March 31, 2023, the Company had dividends payable to the Administrator of $1.9 million, which was included in distributions payable on the Consolidated Statements of Assets, Liabilities and Members' Equity.

9. COMMITMENTS AND CONTINGENCIES

The Company entered into various trades during the periods ended March 31, 2023 and 2022. As of March 31, 2023 there was an outstanding trade in the amount of approximately $0.7 million that remained unsettled. This amount is included in the balance of Due from Broker on the Consolidated Statements of Assets, Liabilities and Members' Equity. As of March 31, 2022, there were no unsettled trades.
In the normal course of business, the Company is a party to financial instruments with off-balance sheet risk, consisting primarily of unused commitments to extend financing to the Company’s portfolio companies. Since commitments may expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The following table lists the outstanding commitments as of March 31, 2023 and 2022:

		March 31,	March 31,
Portfolio Company	Investment Type	2023	2022
AAC New Holdco Inc.	Delayed Draw Term Loan	$43,814	$—
Burning Glass Intermediate Holding Company, Inc.	Revolving Loan	246,575	295,890
Lash OpCo, LLC	Delayed Draw Term Loan	—	813,043
Total unused commitments to extend financing		$290,389	$1,108,933

    The Company may, from time to time, be involved in litigation arising out of its operations in the normal course of business or otherwise. Furthermore, third parties may try to seek to impose liability on the Company in connection with the activities of its portfolio companies. The Company has no currently pending material legal proceedings to which it is a party or to which any of its assets is subject.

10. FINANCIAL HIGHLIGHTS

Financial highlights are as follows:

	Years Ended March 31,
	2023	2022	2021
Net investment income to average members' equity(1)	14.46%	11.77%	13.42%
Expenses to average members' equity(1)	(11.64)%	(5.68)%	(6.54)%
Internal Rate of Return, end of year(2)	8.06%	9.85%	10.25%

(1)Ratios are calculated by dividing the indicated amount by average members' equity measured as of the end of each quarter during the period.
(2)The internal rate of return since inception ("IRR") of the members is computed based on the actual dates of cash inflows, outflows and the ending net assets at the end of the year of the members' equity account as of each measurement date. The IRR includes actual cash payments and does not include distributions declared but not yet paid.

Financial highlights are calculated for the members’ class taken as a whole. An individual member’s return and ratios may vary. Financial highlights disclosed may not be indicative of future performance of the Company.

10. SUBSEQUENT EVENTS

Management has evaluated the need for additional disclosures and/or adjustments resulting from subsequent events through May 12, 2023, the date the consolidated financial statements were available to be issued.